UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41829

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Primech Holdings Ltd.

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23 Ubi Crescent
Singapore 408579
+65 6286 1868
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Primech Holdings Ltd furnishes under the cover of Form 6-K the following in connection with the annual general meeting of its shareholders:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.
Date: September 2, 2025	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement for the Annual General Meeting of the Shareholders Primech Holdings Ltd
99.2	Form of Proxy Card with Voting Instructions
99.3	Form of Second Amended and Restated Constitution

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